UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2015

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 8, 2015

Q1 2015

First Quarter Report
For the three months ended March 31

SIERRA WIRELESS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three months ended March 31, 2015, and up to and including May 7, 2015. This MD&A should be read together with our unaudited interim consolidated financial statements for the three month periods ended March 31, 2015 and March 31, 2014, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2014 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s results of operations as they provide additional measures of its performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures” and "Liquidity and Capital Resources".

In this MD&A, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws. Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, "will", “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Our ability to integrate acquired businesses and realize expected benefits;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates;

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors and others which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada:

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	Higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management's time and attention in connection with acquisitions or divestitures;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, may be delayed or may not be available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect; and

▪	Unanticipated costs associated with litigation or settlements associated with intellectual property matters.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

OVERVIEW
Business Overview
Sierra Wireless is building the Internet of Things ("IoT") with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of second generation ("2G"), third generation ("3G") and fourth generation ("4G") embedded wireless modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster.

We operate the Company under two reportable segments: OEM Solutions and Enterprise Solutions.

Our OEM Solutions segment includes cellular embedded modules, software and tools for OEM customers to integrate wireless cellular connectivity into products and solutions across a broad range of industries, including automotive, transportation, enterprise networking, energy, sales and payment, mobile computing, security, industrial monitoring, field services, and healthcare. Within our OEM Solutions segment, the AirPrime® Embedded Wireless Modules product portfolio spans 2G, 3G, and 4G cellular technologies and includes remote device management capability, as well as support for on-board embedded applications using the OpenAT® application framework and our new open source, Linux-based application framework, Legato.

Our Enterprise Solutions segment includes intelligent gateways, connectivity services and cloud services for enterprise customers. This integrated solution enables enterprise customers to accelerate the deployment of their IoT applications. Within our Enterprise Solutions segment, the AirLink® product portfolio includes 2G, 3G and 4G LTE gateways. AirLink devices are intelligent wireless gateways that provide plug-and-play mission-critical connectivity. The gateways are designed for use where reliability and security are essential, and are used in transportation, public safety, field services, energy, industrial, and enterprise networking applications worldwide. AirLink gateways can be easily configured for specific customer applications, and also support on-board embedded applications using our ALEOS application framework.

Also included in our Enterprise Solutions segment is our AirVantage® Cloud and Connectivity services, which provide a secure, scalable platform for IoT applications. The AirVantage Enterprise Platform can be used to collect and store machine data, and process and schedule events from any number of devices, across any network operator around the world. IoT solution developers can use the latest cloud application programming interface standards to quickly integrate machine data with their own enterprise applications and back-end systems. The AirVantage Management Service can be used to centrally deploy and monitor IoT devices at the end of the network, including configuring device settings, delivering firmware and embedded application updates over the air, and administering airtime subscriptions across global networks.

As of January 16, 2015, with the acquisition of Wireless Maingate AB ("Maingate"), our Enterprise Solutions segment also includes connectivity and data management services. We acquired all of the outstanding shares of Maingate for $91.6 million, including working capital. Maingate is based in Karlskrona, Sweden and is one of the leading providers of managed connectivity services in Europe. Maingate has its own core network and is a fully licensed mobile network operator with its own SIMs, billing and other capabilities. The acquisition of Maingate enhances our device to cloud solution by adding managed connectivity and data management services.

Subsequent to the end of the first quarter, on May 7, 2015 we announced that we have entered into a definitive agreement to purchase substantially all of the assets of Accel Networks LLC ("Accel") for $9.3 million in cash with contingent consideration for an additional $1.5 million under a performance-based earnout formula. Accel is a leading provider of 4G LTE managed connectivity services with more than 300 enterprise customers in sectors such as retail, finance, security, energy, and hospitality. This acquisition strengthens our expertise in distributed networking and is a strong fit with our device-to-cloud strategy, including managed connectivity services. The transaction is expected to close in June 2015.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business.

First Quarter Overview
Our record revenue of $150.4 million in the first quarter of 2015 represents an increase of 24.1% compared to the first quarter of 2014. This growth was driven by strong organic performance in our OEM Solutions segment and a contribution of $3.4 million from the acquired Maingate business. Our OEM Solutions segment revenue grew by 25.3% to $133.0 million and our Enterprise Solutions segment revenue grew by 15.8% to $17.4 million in the first quarter of 2015, compared to the same period of 2014. For the first quarter of 2015, gross margin was 32.5%, up from 31.9% in the first quarter of 2014, mainly as a result of favorable product mix in our OEM Solutions segment and product cost reductions achieved throughout 2014.
Foreign exchange rate changes impacted our Euro denominated revenue and Canadian dollar and Euro denominated operating expenses. We estimate that changes in exchange rates between the first quarter of 2015 and the same period of 2014 negatively impacted our gross margin in the first quarter of 2015 by approximately $0.8 million and reduced our operating expenses by approximately $3.3 million in the first quarter of 2015.
Financial highlights for the first quarter of 2015:
GAAP:

•	Revenue was $150.4 million, an increase of 24.1% compared to $121.2 million in the first quarter of 2014.

•	Gross margin was 32.5%, compared to 31.9% in the first quarter of 2014.

•	Earnings from operations were $2.5 million, compared to a loss from operations of $6.7 million in the first quarter of 2014.

•
Net loss was $9.7 million, or $0.30 per share, primarily driven by an after-tax foreign exchange loss of $11.8 million, compared to a net loss of $4.0 million, or $0.13 per share in the first quarter of 2014.

•
Cash and cash equivalents at the end of the first quarter of 2015 were $99.6 million, a decrease of $107.5 million, compared to the end of the fourth quarter of 2014. The decrease was primarily due to the payment of $88.4 million, net of cash acquired, for the purchase of Maingate and higher working capital requirements in the quarter.

NON-GAAP(1):

•	Gross margin was 32.6%, compared to 32.0% in the first quarter of 2014.

•	Earnings from operations were $8.8 million, compared to $0.7 million in the first quarter of 2014.

•	Adjusted EBITDA was $11.3 million, compared to $4.1 million in the first quarter of 2014.

•	Net earnings were $7.2 million, or $0.22 per diluted share, compared to net earnings of $0.5 million, or $0.02 per diluted share in the first quarter of 2014.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, acquisition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details.

Selected Consolidated Financial information:

(in thousands of U.S. dollars, except where otherwise stated)	2015	2014
	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$150,406	$548,523	$149,078	$143,270	$135,012	$121,163

Gross Margin
- GAAP	$48,836	$178,979	$50,006	$47,055	$43,321	$38,597
- Non-GAAP (1)	49,084	179,534	50,137	47,189	43,451	38,757

Gross Margin %
- GAAP	32.5%	32.6%	33.5%	32.8%	32.1%	31.9%
- Non-GAAP (1)	32.6%	32.7%	33.6%	32.9%	32.2%	32.0%

Earnings (loss) from operations
- GAAP	$2,474	$(6,594)	$3,399	$2,943	$(6,264)	$(6,672)
- Non-GAAP (1)	8,846	22,794	10,033	8,381	3,660	720

Adjusted EBITDA(1)	$11,308	$35,411	$12,732	$11,781	$6,813	$4,085

Net earnings (loss)
- GAAP	$(9,653)	$(16,853)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
- Non-GAAP (1)	7,182	19,848	9,093	7,682	2,590	483

Revenue by Segment:
OEM Solutions	$133,040	$476,650	$129,580	$124,329	$116,579	$106,162
Enterprise Solutions	17,366	71,873	19,498	18,941	18,433	15,001

Share and per share data:
Basic and diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.30)	$(0.53)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
- Non-GAAP (1)	$0.22	$0.63	$0.29	$0.24	$0.08	$0.02

Common shares (in thousands)
At period-end	32,133	31,869	31,869	31,673	31,511	31,432
Weighted average - basic and diluted	31,983	31,512	31,759	31,582	31,466	31,235

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, acquisition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the first quarter of 2015:

•
We introduced four new AirPrime embedded modules, the first to support LTE-Advanced networks worldwide (LTE-A). LTE-A is the latest generation of 4G LTE network standards, aimed at improving network capacity, throughput, data speed and operational efficiency.

•
We announced the launch of our next generation AirLink gateways. The AirLink GX450 4G mobile gateway and the AirLink ES450 4G enterprise gateway offer support for a broader array of LTE frequency bands, making them compatible with networks worldwide.

•
In April, we announced a strategic collaboration with L&T Technology Services to provide joint solutions to customers developing products and services for the IoT. L&T Technology Services will establish a LegatoTM Lab, a center of excellence designed to support customers worldwide in developing their IoT applications with the Legato embedded application platform.

Outlook
In the second quarter of 2015, we expect revenue to grow sequentially and on a year-over-year basis, gross margin percentage to be similar to the first quarter of 2015 and operating expenses to increase slightly compared to the first quarter of 2015.
We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong growth in the number and type of devices being wirelessly connected, driven by a number of enablers such as lower wireless connectivity costs, faster wireless connection speeds, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see strong customer demand emerging in many of our market segments driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.
Key factors that we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	the availability of components from key suppliers;

•	the level of success our OEM customers achieve with sales of connected solutions to end users;

•	our ability to secure future design wins with both existing and new customers;

•	fluctuations in foreign exchange rates;

•	wireless technology transitions and the timing of deployment of new, higher speed networks by wireless operators;

•	contributions from acquisitions;

•	general economic conditions in the markets we serve; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers will continue to play a role in the IoT market. As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, competitive selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements".

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended March 31
(in thousands of U.S. dollars, except where otherwise stated)	2015		2014
	$	% of Revenue	$	% of Revenue
Revenue	150,406	100.0%	121,163	100.0%
Cost of goods sold	101,570	67.5%	82,566	68.1%
Gross margin	48,836	32.5%	38,597	31.9%

Expenses
Sales and marketing	13,145	8.8%	12,366	10.2%
Research and development	19,092	12.7%	20,017	16.6%
Administration	10,420	6.9%	9,333	7.7%
Acquisition and integration	1,103	0.7%	970	0.8%
Amortization	2,602	1.7%	2,583	2.1%
	46,362	30.8%	45,269	37.4%
Earnings (loss) from operations	2,474	1.7%	(6,672)	(5.5)%
Foreign exchange gain (loss)	(11,893)		392
Other income	105		26
Loss before income taxes	(9,314)		(6,254)
Income tax expense (recovery)	339		(2,249)
Net loss	(9,653)		(4,005)

Net loss per share - Basic and diluted (in dollars)	$(0.30)		$(0.13)

Revenue
Revenue increased by $29.2 million, or 24.1%, in the first quarter of 2015 compared to the same period of 2014. The increase was primarily driven by growth in OEM Solutions, with particular strength in key customer segments including solid contributions from enterprise networking, automotive, field services, transportation and sales and payment customers as well as a $3.4 million contribution from Maingate which was acquired on January 16, 2015, partially offset by unfavorable foreign exchange on Euro denominated revenue and seasonal weakness in Enterprise Solutions.

Gross margin
Gross margin was 32.5% in the first quarter of 2015 compared to gross margin of 31.9% in the same period of 2014. The year-over-year increase in gross margin was mainly due to favorable product mix in our OEM Solutions segment, resulting from increased sales of higher margin products and product cost reductions achieved during 2014, partially offset by unfavorable impact of foreign exchange. In both the first quarter of 2015 and first quarter of 2014, gross margin included stock-based compensation expense and related social taxes of $0.2 million.

Sales and marketing
In the first quarter of 2015, sales and marketing expenses increased by $0.8 million, or 6.3%, compared to the same period of 2014, primarily as a result of increased investment in resources to support our go-to-market strategy and costs added as a result of the recent acquisition of Maingate. This increase was mitigated by the favorable impact of foreign exchange.

Sales and marketing expenses included stock-based compensation expense and related social taxes of $0.6 million in the first quarter of 2015, compared to $0.7 million in the same period of 2014.

Research and development
Research and development (“R&D”) expenses decreased by $0.9 million, or 4.6%, in the first quarter of 2015, compared to the same period of 2014. The decrease in R&D expenses was primarily related to favorable foreign exchange rates and lower amortization costs allocated to R&D in the first quarter of 2015, compared to the same period of 2014.

R&D expenses included stock-based compensation expense and related social taxes of $0.4 million in the first quarter of 2015, compared to $0.7 million in the same period of 2014. R&D expenses also included acquisition amortization of $0.9 million in the first quarter of 2015, compared to $1.5 million in the same period of 2014.

Administration
Administration expenses increased by $1.1 million, or 11.6%, in the first quarter of 2015, compared to the same period of 2014, driven by increased professional fees and costs as a result of our recent acquisition of Maingate as well as other corporate development activity. This increase was mitigated by the favorable impact of foreign exchange.

Administration expenses included stock-based compensation expense and related social taxes of $1.3 million in the first quarter of 2015, compared to $1.7 million in the same period of 2014.

Acquisition and integration
Acquisition and integration costs increased by $0.1 million in the first quarter of 2015, compared to the same period of 2014. Acquisition costs in the first quarter of 2015 were related to the acquisition of Maingate and acquisition costs incurred in the first quarter of 2014 were related to our acquisition of In Motion Technology Inc. ("In Motion") on March 3, 2014.

Amortization
Amortization expense was comparable year-over-year. Amortization expense for the first quarter of 2015 included $1.8 million of acquisition amortization, compared to $1.7 million in the same period of 2014.

Foreign exchange gain (loss)
Foreign exchange loss was $11.9 million for the first quarter of 2015, compared to a foreign exchange gain of $0.4 million in the same period of 2014. In the first quarter of 2015, foreign exchange loss included an unrealized loss on revaluation of an intercompany loan to a self-sustaining subsidiary of $6.2 million, primarily driven by the decline in the value of the Euro relative to the U.S. dollar. In the first quarter of 2014, a nominal foreign exchange gain related to revaluation of the intercompany loan was recorded.

Income tax (recovery) expense
In the first quarter of 2015, income tax expense was $0.3 million, compared to a recovery of $2.2 million in the same period of 2014. The recovery in the first quarter of 2014 was primarily driven by the release of a FIN 48 provision which had become statute barred, partially offset by the impact of a shift in earnings between jurisdictions.

Net earnings (loss)
In the first quarter of 2015, net loss increased by $5.6 million, compared to the same period of 2014. The increase in the period reflects an increase in after-tax foreign exchange loss and income tax expenses partially offset by an increase in after-tax operating earnings.

Net loss in the first quarter of 2015 included stock-based compensation expense and related social taxes of $2.6 million and acquisition amortization of $2.7 million. Net loss in the first quarter of 2014 included stock-based compensation expense of $3.3 million and acquisition amortization of $3.1 million.

Weighted average number of shares
The weighted average diluted number of shares outstanding was 32.0 million for the first quarter of 2015, compared to 31.2 million for the first quarter of 2014. There were 32.1 million and 31.4 million shares outstanding at March 31, 2015 and 2014, respectively.

SEGMENTED INFORMATION

OEM Solutions

			% change
(in thousands of U.S. dollars, except where otherwise stated)	Q1, 2015	Q1, 2014	Q1, 2015 vs Q1, 2014
Revenue	$133,040	$106,162	25.3%
Cost of goods sold	93,079	75,634	23.1%
Gross margin	$39,961	$30,528	30.9%
Gross margin %	30.0%	28.8%

In the first quarter of 2015, OEM Solutions revenue increased by $26.9 million, or 25.3%, compared to the same period of 2014. This increase was primarily due to growth in 3G and 4G sales and solid contributions from enterprise networking, automotive, field services, transportation and sales and payment customers, compared to the same period of 2014.

Gross margin for OEM Solutions was 30.0% in the first quarter of 2015, compared to 28.8% in the same period of 2014. The increase in gross margin was primarily driven by favorable product mix within the segment and the impact of product cost reductions achieved during 2014.

Enterprise Solutions

			% change
(in thousands of U.S. dollars, except where otherwise stated)	Q1, 2015	Q1, 2014	Q1, 2015 vs Q1, 2014
Revenue	$17,366	$15,001	15.8%
Cost of goods sold	8,491	6,932	22.5%
Gross margin	$8,875	$8,069	10.0%
Gross margin %	51.1%	53.8%

In the first quarter of 2015, Enterprise Solutions revenue increased by $2.4 million, or 15.8%, compared to the same period of 2014. The increase in the period was driven by revenue contribution from the acquired Maingate and In Motion businesses, partially offset by lower demand for AirLink products.

Gross margin for Enterprise Solutions was 51.1% in the first quarter of 2015, compared to 53.8% in the same period of 2014. The decrease in gross margin was primarily driven by product mix due to lower sales of high margin AirLink products compared to the same period of 2014.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014. The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$150,406	$149,078	$143,270	$135,012	$121,163	$118,608	$112,262	$109,589
Cost of goods sold	101,570	99,072	96,215	91,691	82,566	80,165	74,916	73,115
Gross margin	48,836	50,006	47,055	43,321	38,597	38,443	37,346	36,474
Gross margin %	32.5%	33.5%	32.8%	32.1%	31.9%	32.4%	33.3%	33.3%

Expenses
Sales and marketing	13,145	12,682	12,633	12,795	12,366	10,693	10,452	10,681
Research and development	19,092	21,012	19,887	20,021	20,017	19,074	17,806	17,869
Administration	10,420	9,008	9,006	9,680	9,333	8,841	9,297	8,903
Restructuring	—	540	71	987	—	14	14	26
Acquisition and integration	1,103	1,273	356	71	970	369	139	—
Impairment	—	—	—	3,756	—	—	—	—
Amortization	2,602	2,092	2,159	2,275	2,583	2,999	2,939	2,927
	46,362	46,607	44,112	49,585	45,269	41,990	40,647	40,406
Operating earnings (loss) from continuing operations	2,474	3,399	2,943	(6,264)	(6,672)	(3,547)	(3,301)	(3,932)
Foreign exchange gain (loss)	(11,893)	(3,852)	(8,039)	(891)	392	1,921	2,563	1,709
Other income (expense)	105	246	317	265	26	26	(26)	34
Earnings (loss) from continuing operations before income tax	(9,314)	(207)	(4,779)	(6,890)	(6,254)	(1,600)	(764)	(2,189)
Income tax expense (recovery)	339	1,494	(1,875)	1,353	(2,249)	345	(1,839)	4,553
Net earnings (loss) from continuing operations	(9,653)	(1,701)	(2,904)	(8,243)	(4,005)	(1,945)	1,075	(6,742)
Net earnings (loss) from discontinued operations	—	—	—	—	—	1,078	(505)	68,152
Net earnings (loss)	$(9,653)	$(1,701)	$(2,904)	$(8,243)	$(4,005)	$(867)	$570	$61,410
Earnings (loss) per share - in dollars
Basic	$(0.30)	$(0.05)	$(0.09)	$(0.26)	$(0.13)	$(0.03)	$0.02	$2.00
Diluted	$(0.30)	$(0.05)	$(0.09)	$(0.26)	$(0.13)	$(0.03)	$0.02	$2.00
Weighted average number of shares (in thousands)
Basic	31,983	31,759	31,582	31,466	31,235	30,804	30,688	30,768
Diluted	31,983	31,759	31,582	31,466	31,235	30,804	31,176	30,768

See "Overview" and "Consolidated Results of Operations" in this MD&A, for details of our results for the first quarter of 2015 compared to results for the first quarter of 2014.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses and other factors.

LIQUIDITY AND CAPITAL RESOURCES

Selected Consolidated Financial Information

(in thousands of U.S. dollars)	Three months ended March 31
	2015	2014	Change
Cash flows provided (used) before changes in non-cash working capital:	$3,965	$7,695	$(3,730)
Changes in non-cash working capital
Accounts receivable	(22,277)	860	(23,137)
Inventories	(2,594)	139	(2,733)
Prepaid expense and other	1,641	5,098	(3,457)
Accounts payable and accrued liabilities	(3,143)	(17,238)	14,095
Deferred revenue and credits	458	52	406
	(25,915)	(11,089)	(14,826)
Cash flows provided by (used in):
Operating activities	(21,950)	(3,394)	(18,556)

Investing activities	(90,593)	(24,776)	(65,817)
Acquisition of In Motion, net of cash acquired	—	(22,578)	22,578
Acquisition of Maingate, net of cash acquired	(88,449)	—	(88,449)
Capital expenditures and increase in intangible assets	(2,144)	(1,957)	(187)

Financing activities	1,202	2,112	(910)
Issue of common shares	2,145	2,725	(580)
Purchase of treasury shares for RSU distribution	(797)	—	(797)
Taxes paid related to net settlement of equity awards	(1,742)	(501)	(1,241)
Excess tax benefits from equity awards	1,670	—	1,670

Free Cash Flow(1):

(in thousands of U.S. dollars)	Q1, 2015	Q1, 2014
Cash flows from operating activities	$(21,950)	$(3,394)
Capital expenditures and increase in intangible assets	(2,144)	(1,957)
Free Cash Flow	$(24,094)	$(5,351)

(1) See section on "Non-GAAP Financial Measures"

Operating Activities
In the first quarter of 2015, cash used in operating activities increased by $18.6 million, compared to the same period in 2014, primarily due to higher working capital requirements driven by higher sales during the second half of the quarter.

Investing Activities
In the first quarter of 2015, cash used in investing activities increased by $65.8 million, compared to the same period of 2014. The increase was due to $88.4 million used to acquire Maingate in the first quarter of 2015, compared to $22.6 million used to acquire In Motion in the first quarter of 2014.

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs.
Financing Activities
In the first quarter of 2015, cash provided by financing activities decreased by $0.9 million, compared to the same period of 2014, primarily due to the purchase of shares to satisfy obligations under our restricted share unit plan and higher taxes paid related to settlement of equity awards partially offset by tax benefits from equity awards.
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses and other obligations discussed below. Cash may also be used to finance acquisitions of businesses in line with our long-term growth strategy. We continue to believe our cash and cash equivalents balance of $99.6 million at March 31, 2015 and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans. We expect to use $9.3 million of cash in the second quarter of 2015 to fund our purchase of Accel. Our capital expenditures during the second quarter of 2015 are expected to be primarily for R&D equipment, tooling, leasehold improvements and patents. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of March 31, 2015.

Payments due by period (In thousands of dollars)	2015	2016	2017	2018	2019	Thereafter
Operating lease obligations	$4,023	$4,590	$4,312	$3,192	$2,551	$3,362
Capital lease obligations	183	149	76	40	1	—
Purchase obligations (1)	91,586	—	—	—	—	—
Other long-term liabilities (2)	—	25,536	—	—	—	2,112
Total	$95,792	$30,275	$4,388	$3,232	$2,552	$5,474

(1) Purchase obligations represent obligations with certain contract manufacturers to buy a minimum amount of designated products between April 2015 and June 2015.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Other long-term liabilities include the long-term portions of accrued royalties.

Capital Resources
The following table presents our capital resources as of the dates indicated.

	2015	2014
(In thousands of dollars)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$99,555	$207,062	$196,086	$168,418	$151,339
Unused credit facilities	10,000	10,000	10,000	10,000	10,000
Total	$109,555	$217,062	$206,086	$178,418	$161,339

Credit Facilities
We have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce expiring on October 31, 2015. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at March 31, 2015, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As of March 31, 2015, there were no letters of credit issued against the revolving standby letter of credit facility.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), non-GAAP net earnings (loss, non-GAAP diluted earnings (loss) per share and Free Cash Flow, respectively.  We disclose non-GAAP financial measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Disclosure of free cash flow provides a good measure of the Company's ability to generate cash that can be used for expansion of the business. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments.

Adjusted EBITDA as defined equates earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition and integration costs, restructuring costs, impairment and amortization. Adjusted EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization. Free cash flow as defined equates cash flow from operating activities less capital expenditures and increases in intangibles.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2015	2014
	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$48,836	$178,979	$50,006	$47,055	$43,321	$38,597
Stock-based compensation and related social taxes	248	555	131	134	130	160
Gross margin - Non-GAAP	$49,084	$179,534	$50,137	$47,189	$43,451	$38,757

Earnings (loss) from operations - GAAP	$2,474	$(6,594)	$3,399	$2,943	$(6,264)	$(6,672)
Stock-based compensation and related social taxes	2,600	10,464	2,432	2,402	2,326	3,304
Acquisition and integration	1,103	2,670	1,273	356	71	970
Restructuring	—	1,598	540	71	987	—
Impairment	—	3,756	—	—	3,756	—
Acquisition related amortization	2,669	10,900	2,389	2,609	2,784	3,118
Earnings from operations - Non-GAAP	$8,846	$22,794	$10,033	$8,381	$3,660	$720
Amortization (excluding acquisition related amortization)	2,462	12,617	2,699	3,400	3,153	3,365
Adjusted EBITDA	$11,308	$35,411	$12,732	$11,781	$6,813	$4,085

Net earnings (loss) - GAAP	$(9,653)	$(16,853)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	6,372	29,337	6,618	5,414	9,916	7,389
Unrealized foreign exchange loss (gain)	11,835	12,285	3,798	7,953	916	(382)
Income tax adjustments	(1,372)	(4,921)	378	(2,781)	1	(2,519)
Net earnings - Non-GAAP	$7,182	$19,848	$9,093	$7,682	$2,590	$483

Diluted net earnings (loss) per share
GAAP - (in dollars)	$(0.30)	$(0.53)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
Non-GAAP - (in dollars)	$0.22	$0.63	$0.29	$0.24	$0.08	$0.02

OFF-BALANCE SHEET ARRANGEMENTS
We did not have any off-balance sheet arrangements during the three months ended March 31, 2015 and 2014.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three months ended March 31, 2015 and 2014.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 28 to 32 of our 2014 Annual Report, a copy of which is available on SEDAR at www.sedar.com. There were no significant changes in our critical accounting policies in the first quarter of 2015.

OUTSTANDING SHARE DATA
As of the date of this MD&A, the Company had 32,134,584 common shares issued and outstanding, 1,143,455 stock options exercisable into common shares and 563,439 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016. Early application is not permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements at this time. In April 2015, the FASB proposed to defer the effective date of the new standard by one year.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.
In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. Early application is permitted. We are in the process of evaluating the potential impact of this update to our consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three months ended March 31, 2015 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In February 2015, a patent holding company, Wetro Lan, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas, asserting patent infringement by us of one patent which expired in 2012. The lawsuit makes certain allegations concerning our AirLink router products which were sold prior to the patent’s expiry. The lawsuit is in the initial pleadings stage.
In November 2013, we filed a complaint against Nokia Corporation ("Nokia") with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleged that Nokia abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. In March 2015, we withdrew our EU Commission complaint, reserving our right to introduce a similar complaint in the future. We also believe that Nokia violates Section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia against us, for alleged unpaid royalties of approximately €32 million. Both parties in the arbitration have filed their responses and the ICC has appointed an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. We anticipate that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. We expect these trials to occur in early 2016. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit is in the scheduling stage and trial is anticipated to occur in late 2016.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by

us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The claim construction hearing is set for May 2015 and trial is set for August 2016.
In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. We have intervened in two of the cases in defense of our products with respect to four patents-in-suit alleged to relate to Wi-Fi standards. The lawsuits are in the discovery stage. A claim construction order was issued in March 2015.
A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. In March 2015, this judgment was affirmed by the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The market for IoT products and services is highly competitive and we have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources, or companies with different business models sell products and services that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors could weaken our competitive position. We may also introduce new products or services that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means.
Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. For example, on August 1, 2012, we acquired the M2M business of Sagemcom, on October 16, 2013 we completed the acquisition of AnyData's M2M modules and modem business, on March 3, 2014 we completed the acquisition of In Motion and on January 16, 2015 we completed the acquisition of Maingate. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

•
Exposure to unknown liabilities or risks of the acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	Higher than anticipated acquisition and integration costs and expenses;

•	The difficulty and expense of integrating the operations and personnel of the acquired companies;

•	Possible use of cash to support the operations of an acquired business;

•	Possible increase in foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	Disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	The inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	The potential loss of key employees and customers;

•
A possible decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	A possible decrease in our share price, if, as a result of the acquisition or our growth, we decide to raise additional capital through an offering of common shares, preference shares or debt; and

•	Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate,we may also decide to divest assets, technologies or businesses. For example, on April 2, 2013 we completed the sale of our AirCard business to NetGear, Inc. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs;

disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors including, but not limited to, the following:

•	Our ability to design and manufacture products at an acceptable cost and quality;

•	Our ability to attract and retain skilled technical employees;

•	The availability of critical components from third parties;

•	Our ability to successfully complete the development of products in a timely manner; and

•	The ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.
Cyber attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Although we believe that we employ leading edge security measures that are being continuously updated to prevent and detect malicious threats to our information systems, the prevalence and sophistication of these types of threats are increasing and our security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. A major security breach could result in the loss of critical data, theft of intellectual property, disclosure of confidential information, customer claims and litigation, reduced revenues due to business interruption, class action and derivative action lawsuits and damage to our reputation.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. From time to time, certain components used in our products have been, and may continue to be, in short supply worldwide. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. Despite the sophisticated testing and certification processes for our products, it is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our business operating results and financial condition.

Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	We may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	We may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•
We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	Management attention and resources may be diverted;

•	Our relationships with customers may be adversely affected; and

•	We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
Furthermore, loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, business and profitability.
Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	Price and product competition which may result in lower selling prices for some of our products or lost market share;

•	Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	Demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

•
Development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	Transition periods associated with the migration to new technologies;

•	Potential commoditization and saturation in certain markets;

•	Our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	Product mix of our sales. Our products have different gross margins — for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line;

•	Possible delays or shortages in component supplies;

•	Possible delays in the manufacture or shipment of current or new products;

•	Possible product quality or factory yield issues that may increase our cost of goods sold;

•	Concentration in our customer base;

•	Seasonality in demand;

•	Amount of inventory held by our channel partners;

•	Possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	Achievement of milestones related to our professional services contracts; and

•	Operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Continued difficult or uncertain global economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, increased market volatility and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

We have been subject to certain class action lawsuits, and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. Although we have certain directors and officers insurance policies in place, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by such insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	Potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•	The absence of guaranteed or adequate manufacturing capacity;

•
Potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	The inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We depend on wireless network carriers to promote and offer acceptable wireless data services.

Our products can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and networks and appropriate pricing of wireless data services.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	Undetected misappropriation of our intellectual property;

•	The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.

Government regulations could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 the Company has been required to conduct certain country of origin and due diligence procedures in order to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of the Company's products. Also, since the Company's supply chain is complex, the Company may be unable to sufficiently verify the origins for all metals used in the Company's products through its supplier due diligence procedures.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$99,555	$207,062
Accounts receivable, net of allowance for doubtful accounts of $2,404 (December 31, 2014 - $2,275)	128,469	106,799
Inventories (note 4)	19,104	17,445
Deferred income taxes	4,778	4,779
Prepaids and other (note 5)	6,707	7,826
	258,613	343,911
Property and equipment	20,319	20,717
Intangible assets	79,597	37,893
Goodwill	141,222	103,966
Deferred income taxes	3,560	3,898
Other assets	4,455	4,979
	$507,766	$515,364

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 6)	$122,164	$128,196
Deferred revenue and credits	3,813	3,245
	125,977	131,441
Long-term obligations (note 7)	27,864	26,608
Deferred income taxes	6,661	453
	160,502	158,502
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 32,132,653 shares (December 31, 2014 - 31,868,541 shares)	343,649	339,640
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 4,190 shares (December 31, 2014 – 342,645 shares)	(80)	(6,236)
Additional paid-in capital	20,317	26,909
Retained earnings (deficit)	(7,139)	2,514
Accumulated other comprehensive loss (note 8)	(9,483)	(5,965)
	347,264	356,862
	$507,766	$515,364
Commitments and contingencies (note 12)
Subsequent event (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2015	2014
Revenue	$150,406	$121,163
Cost of goods sold	101,570	82,566
Gross margin	48,836	38,597

Expenses
Sales and marketing	13,145	12,366
Research and development	19,092	20,017
Administration	10,420	9,333
Acquisition and Integration	1,103	970
Amortization	2,602	2,583
	46,362	45,269
Earnings (loss) from operations	2,474	(6,672)
Foreign exchange gain (loss)	(11,893)	392
Other income	105	26
Loss before income taxes	(9,314)	(6,254)
Income tax expense (recovery)	339	(2,249)
Net loss	$(9,653)	$(4,005)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(3,518)	20
Comprehensive loss	$(13,171)	$(3,985)
Basic and diluted net loss per share (in dollars) (note 11)	$(0.30)	$(0.13)
Weighted average number of shares outstanding (in thousands) (note 11)
Basic and diluted	31,983	31,235
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)
(unaudited)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2013	31,097,844	$329,628	507,147	$(5,137)	$25,996	$19,367	$(6,858)	$362,996

Stock option exercises	686,384	9,236	—	—	(2,832)	—	—	6,404
Stock-based compensation	—	—	—	—	9,404	—	—	9,404
Purchase of treasury shares for RSU distribution	—	—	311,333	(5,955)	—	—	—	(5,955)
Distribution of vested RSUs	84,313	776	(475,835)	4,856	(7,035)	—	—	(1,403)
Excess tax benefits from equity awards	—	—	—	—	1,376	—	—	1,376
Net loss	—	—	—	—	—	(16,853)	—	(16,853)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	893	893
Balance as at December 31, 2014	31,868,541	$339,640	342,645	$(6,236)	$26,909	$2,514	$(5,965)	$356,862

Stock option exercises (note 9)	186,285	3,041	—	—	(896)	—	—	2,145
Stock-based compensation (note 9)	—	—	—	—	2,297	—	—	2,297
Purchase of treasury shares for RSU distribution	—	—	17,599	(797)	—	—	—	(797)
Distribution of vested RSUs	77,827	968	(356,054)	6,953	(9,663)	—	—	(1,742)
Excess tax benefits from equity awards	—	—	—	—	1,670	—	—	1,670
Net loss	—	—	—	—	—	(9,653)	—	(9,653)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(3,518)	(3,518)
Balance as at March 31, 2015	32,132,653	$343,649	4,190	$(80)	$20,317	$(7,139)	$(9,483)	$347,264
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2015	2014
Cash flows provided by (used in):
Operating activities
Net loss	$(9,653)	$(4,005)
Items not requiring (providing) cash
Amortization	5,131	6,483
Stock-based compensation (note 9)	2,297	2,251
Deferred income taxes	—	2,966
Loss (gain) on disposal of property and equipment	1	(14)
Unrealized foreign exchange loss	6,219	14
Other	(30)	—
Changes in non-cash working capital
Accounts receivable	(22,277)	860
Inventories	(2,594)	139
Prepaid expenses and other	1,641	5,098
Accounts payable and accrued liabilities	(3,143)	(17,238)
Deferred revenue and credits	458	52
Cash flows used in operating activities	(21,950)	(3,394)
Investing activities
Additions to property and equipment	(1,911)	(1,430)
Proceeds from sale of property and equipment	—	37
Increase in intangible assets	(233)	(527)
Acquisition of Wireless Maingate, net of cash acquired (note 3)	(88,449)	—
Acquisition of In Motion Technology, net of cash acquired	—	(22,578)
Net change in short-term investments	—	2,470
Increase in other assets	—	(2,748)
Cash flows used in investing activities	(90,593)	(24,776)
Financing activities
Issuance of common shares	2,145	2,725
Purchase of treasury shares for RSU distribution	(797)	—
Taxes paid related to net settlement of equity awards	(1,742)	(501)
Excess tax benefits from equity awards	1,670	—
Decrease in other long-term obligations	(74)	(112)
Cash flows provided by (used in) financing activities	1,202	2,112
Effect of foreign exchange rate changes on cash and cash equivalents	3,834	(19)
Cash and cash equivalents, decrease in the period	(107,507)	(26,077)
Cash and cash equivalents, beginning of period	207,062	177,416
Cash and cash equivalents, end of period	$99,555	$151,339
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2014 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2014 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES
Changes in future accounting standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016. Early application is not permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements at this time. In April 2015, the FASB proposed to defer the effective date of the new standard by one year.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.

In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. Early application is permitted. We are in the process of evaluating the potential impact of this update to our consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

3.	ACQUISITION OF WIRELESS MAINGATE AB
On January 16, 2015, we acquired all of the shares of Wireless Maingate AB ("Maingate") for cash consideration of $91.6 million ($88.4 million, net of cash acquired). Maingate is a Sweden-based provider of M2M connectivity and data management services.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of our preliminary estimates of their respective fair values as at January 16, 2015. The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.

The following table summarizes the amounts of the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	3,139
Accounts receivable	2,795
Prepaid and other assets	270
Inventory	75
Property and equipment	275
Identifiable intangible assets	50,231
Goodwill	46,395
103,180
Liabilities assumed
Accounts payable and accrued liabilities	4,437
Deferred revenue	172
Deferred income tax	6,983
Fair value of net assets acquired	91,588

The preliminary goodwill of $46.4 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise Solutions segment and offer us significantly enhanced market position in Europe.  Goodwill has been assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

The initial accounting for the business acquisition is preliminary as of the date of this report. The aggregate fair value of the assets acquired and liabilities assumed are our best estimates based upon certain valuations and analyses that have yet to be finalized and are subject to adjustments.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	4,820
Customer relationships	12 years	34,571
Existing technology	4 years	3,411
In-process research and development	8 years	7,429
		50,231

The amount of revenue of Maingate included in our consolidated statements of operations from the acquisition date, through the period ended March 31, 2015, was $3.4 million. The amount of earnings of Maingate included in our consolidated statements of operations for the aforementioned period was $nil.

The following table presents the unaudited pro forma results for the three months ended March 31, 2015 and 2014. The unaudited pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Maingate as though the businesses had been combined as of the beginning of fiscal 2014. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2014. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	Three months ended March 31,
	2015	2014
Pro forma information
Revenue	$151,124	$126,089
Earnings (loss) from operations	2,116	(6,448)
Net loss	(10,096)	(3,819)

Basic and diluted loss per share (in dollars)	$(0.32)	$(0.12)

4.	INVENTORIES
The components of inventories were as follows:

	March 31, 2015	December 31, 2014
Electronic components	$10,445	$5,608
Finished goods	8,659	11,837
	$19,104	$17,445

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

5.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	March 31, 2015	December 31, 2014
Inventory advances	$323	$639
Insurance and licenses	1,347	3,009
Other	5,037	4,178
	$6,707	$7,826

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	March 31, 2015	December 31, 2014
Trade payables	$70,098	$75,452
Inventory commitment reserve	1,648	1,777
Accrued royalties	19,188	18,895
Accrued payroll and related liabilities	11,575	11,300
Taxes payable (including sales taxes)	2,267	4,742
Product warranties (note 12 (a)(ii))	6,364	5,951
Other	11,024	10,079
	$122,164	$128,196

7.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	March 31, 2015	December 31, 2014
Accrued royalties	$23,189	$22,101
Other	4,675	4,507
	$27,864	$26,608

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

8.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss, net of taxes, were as follows:

	March 31, 2015	December 31, 2014
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(8,933)	(5,415)
	$(9,483)	$(5,965)

9.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended March 31,
	2015	2014
Cost of goods sold	$231	$124
Sales and marketing	490	448
Research and development	358	414
Administration	1,218	1,265
	$2,297	$2,251

Stock option plan	$527	$563
Restricted stock plan	1,770	1,688
	$2,297	$2,251

As at March 31, 2015, the unrecognized compensation expense related to non-vested stock options and RSUs was $4,812 and $11,561 (2014 – $4,836 and $11,945), respectively, which is expected to be recognized over weighted average periods of 2.9 and 1.6 years (2014 – 2.8 and 1.8 years), respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Stock option plan
The following table presents stock option activity for the period:

	Three months ended March 31,
Number of Options	2015	2014
Outstanding, beginning of period	1,144,057	1,537,586
Granted	200,975	271,776
Exercised	(186,285)	(292,754)
Forfeited / expired	(13,839)	(2,313)
Outstanding, end of period	1,144,908	1,514,295
Exercisable, beginning of period	337,469	470,638
Exercisable, end of period	315,140	417,234

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at March 31, 2015, stock options exercisable into 2,068,357 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three months ended March 31, 2015 was $4,637 (three months ended March 31, 2014 - $3,022).

The fair value of share options was estimated on the date of grant using the Black-Scholes option‑pricing model with the following assumptions:

	Three months ended March 31,
	2015	2014
Risk-free interest rate	0.94%	1.23%
Annual dividends per share	Nil	Nil
Expected stock price volatility	44%	46%
Expected option life (in years)	4.0	4.0
Estimated forfeiture rate	3.5%	3.5%
Average fair value of options granted (in dollars)	$11.34	$7.03

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.
Restricted share plans
The following table summarizes the RSU activity for the period:

	Three months ended March 31,
Number of RSUs	2015	2014
Outstanding, beginning of period	1,161,765	1,442,115
Granted	213,781	317,059
Vested / settled	(483,788)	(492,620)
Forfeited	(5,267)	—
Outstanding, end of period	886,491	1,266,554

Outstanding – vested and not settled	103,605	67,624
Outstanding – unvested	782,886	1,198,930
Outstanding, end of period	886,491	1,266,554

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws. With respect to the treasury based RSP, the maximum number of common shares which the Company may issue from treasury is 1,000,000 common shares. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and NASDAQ, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The aggregate intrinsic value of RSUs that vested and settled in the three months ended March 31, 2015 was $16,714 (three months ended March 31, 2014 – $9,560).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. Grants to French employees are expensed over a two-year vesting period.

10.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our long-term liabilities approximate their fair values.

(b) Credit Facilities
We have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce expiring on October 31, 2015. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets, and is subject to borrowing base limitations. As at March 31, 2015, there were no borrowings under the Revolving Facility.

(c) Letters of credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As at March 31, 2015, there were no letters of credit issued against the revolving standby letter of credit facility.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

11.	EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended March 31,
	2015	2014
Net loss	$(9,653)	$(4,005)

Weighted average shares used in computation of:
Basic	31,983	31,235
Assumed conversion	—	—
Diluted	31,983	31,235

Basic and dilutive loss per share (in dollars):	$(0.30)	$(0.13)

As we incurred a loss, all unexercised equity awards were anti-dilutive and are excluded from the diluted weighted average shares.

12.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)
We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties were as follows:

Three months ended March 31, 2015
Balance, beginning of period	$5,951
Provisions	1,189
Expenditures	(776)
Balance, end of period	$6,364

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

(b) Other commitments

We have entered into purchase commitments totaling approximately $91,586, net of related electronic components inventory of $9,905 (December 31, 2014 – $85,192, net of electronic components inventory of $5,079), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between April 2015 and June 2015. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In February 2015, a patent holding company, Wetro Lan, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas, asserting patent infringement by us of one patent that expired in 2012. The lawsuit makes certain allegations concerning our AirLink router products which were sold prior to the patent’s expiry. The lawsuit is in the initial pleadings stage.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

In November 2013, we filed a complaint against Nokia Corporation ("Nokia") with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleged that Nokia abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. In March 2015, we withdrew our EU Commission complaint, reserving our right to introduce a similar complaint in the future. We also believe that Nokia violates Section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia against us, for alleged unpaid royalties of approximately €32 million. Both parties in the arbitration have filed their responses and the ICC has appointed an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. We anticipate that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. We expect these trials to occur in early 2016. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit is in the scheduling stage and trial is anticipated to occur in late 2016.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The claim construction hearing is set for May 2015 and trial is set for August 2016.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

amended complaints were filed in October 2013. We have intervened in two of the cases in defense of our products with respect to four patents-in-suit alleged to relate to Wi-Fi standards. The lawsuits are in the discovery stage. A claim construction order was issued in March 2015.

A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. In March 2015, this judgment was affirmed by the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

13.	COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

14.    SEGMENTED INFORMATION

	OEM Solutions	Enterprise Solutions	Total

Three months ended March 31, 2015
Revenue	$133,040	$17,366	$150,406
Cost of goods sold	93,079	8,491	101,570
Gross margin	$39,961	$8,875	$48,836
Gross margin %	30.0%	51.1%	32.5%
Expenses			46,362
Earnings from operations			$2,474

Three months ended March 31, 2014
Revenue	$106,162	$15,001	$121,163
Cost of goods sold	75,634	6,932	82,566
Gross margin	$30,528	$8,069	$38,597
Gross margin %	28.8%	53.8%	31.9%
Expenses			45,269
Loss from operations			$(6,672)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. We did not have any customers during the three months ended March 31, 2015 that accounted for more than 10% of our revenue.

15.	SUBSEQUENT EVENT
On May 7, 2015 we announced that we have entered into a definitive agreement to purchase substantially all of the assets of Accel Networks LLC for $9.3 million in cash with contingent consideration for an additional $1.5 million under a performance-based earnout formula. The transaction is expected to close in June 2015.